

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2013

<u>Via E-mail</u>
Mr. Richard A. Hubbell
President and Chief Executive Officer
RPC, Inc.
2801 Buford Highway, Suite 520
Atlanta, Georgia 30329

     Re: **RPC, Inc.**
              Form 10-K for the Fiscal Year Ended December 31, 2011
              Filed February 29, 2012
              File No. 1-8726

Dear Mr. Hubbell:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

      Please contact Kevin Dougherty at (202) 551-3271 or in his absence, Timothy S. Levenberg at (202) 551-3707 with any questions.

                       Sincerely,

                       /s/ A.N. Parker *for*

                       H. Roger Schwall
                       Assistant Director